SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CAN-FITE BIOPHARMA LTD

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.25 PER SHARE

(Title of Class of Securities)

13471N102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13471N102

1.	NAMES OF REPORTING PERSONS

Haya Shaked

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

	5.	SOLE VOTING POWER

NUMBER OF		372,622
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING
PERSON	7.	SOLE DISPOSITIVE POWER
WITH
372,622

	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

372,622

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.3%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 13471N102

1.	NAMES OF REPORTING PERSONS

Tal Shaked

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

	5.	SOLE VOTING POWER

NUMBER OF		851,174
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING
PERSON	7.	SOLE DISPOSITIVE POWER
WITH
851,174

	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,174

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.2%

12.	TYPE OF REPORTING PERSON*

IN

Item 1(a).	Name of Issuer:

Can-Fite BioPharma Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

10 Bareket Street, Kiryat Matalon, PO Box 7537, Petach Tikva, Israel 4951778

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Haya Shaked and Tal Shaked (each a “Reporting Person”). The Reporting Persons are members of a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, formed by the Reporting Persons known as the Shaked Group.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13G.

Item 2(b).	19 Yocheved Bat Miriam Street, Tel Aviv, Israel 69411

Herzog Fox Neeman, 4 Weizman Street, Tel Aviv, Israel 6423904

Item 2(c).	Citizenship.

Each of the Reporting Persons is Israeli.

Item 2(d).	Title of Class of Securities.

Ordinary Shares, par value NIS 0.25 per share.

Item 2(e).	CUSIP Number.

13471N102

Item 3.	Type of Person

Not applicable.

Item 4.	Ownership.

Ownership is stated as of December 31, 2013 and ownership percentages are based on 16,149,554  ordinary shares outstanding as of December 31, 2013, as provided to the Reporting Persons by the Issuer.

Haya Shaked

(a)	Amount beneficially owned: 372,622

(b)	Percent of class: 2.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 372,622

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 372,622

(iv)	Shared power to dispose or to direct the disposition of: 0

_____________

Tal Shaked

(a)	Amount beneficially owned: 851,174

(b)	Percent of class: 5.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 851,174

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 851,174

(iv)	Shared power to dispose or to direct the disposition of: 0

In addition, the Shaked Group, the group that has been formed by the Reporting Persons, may be deemed to beneficially own the 1,223,796 ordinary shares of the Issuer (approximately 7.6%) held by all of the Reporting Persons combined, and each of the Reporting Persons may be deemed to beneficially own the ordinary shares of the Issuer of each other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014	By:	/s/ Haya Shaked
Haya Shaked

Date: February 12, 2014	By:	/s/ Tal Shaked
Tal Shaked